Exhibit 1

2116-130 Adelaide St. W.
Toronto, Ontario
Canada M5H 3P5

For Immediate Release	News Release

North American Palladium Announces First Quarter 2008

Production Results

TORONTO, April 22 – North American Palladium Ltd. (TSX: PDL, PDL.WT) (AMEX: PAL, PAL.WS) today announced production results for the three month period ending March 31, 2008.

Highlights for the Quarter

•                 Total palladium production for the quarter ended March 31, 2008 was 61,091 ounces, a decrease of 22% compared to the same quarter a year ago but in line with management’s expectations.

•                 Production guidance of 300,000 ounces of palladium in 2008 is reaffirmed.

•                 Average palladium spot price of US$444 per ounce for Q1 2008 represents a 28% increase over the average spot price of US$346 for Q1 2007.

Results of Operations

For the first quarter of 2008, the Company’s Lac des Iles mine produced 61,091 ounces of palladium at an average head grade of 2.20 g/t. This represents a decrease of 17,714 ounces when compared to the first quarter of 2007, however, this is in line with management’s expectations.

As a result of scheduled maintenance, mill availability was also lower year-over-year. Mill availability was 89.5% in the first quarter of 2008 versus 94.5% for the same period last year. The additional downtime is expected to benefit production levels for the balance of 2008. A total of 1,136,568 tonnes of ore were processed during the first quarter for an average of 12,490 tonnes per day at a palladium recovery rate of 76.0%, compared to 1,288,540 tonnes or 14,317 tonnes per day at a recovery of 76.6% in the same period last year.

The underground mine continued to deliver consistent results, achieving planned grade and production. During the quarter, the underground mine averaged 2,093 tonnes of ore per day at a palladium head grade of 5.66 g/t compared to an average of 2,236 tonnes per day at a palladium head grade of 6.0 g/t in the same period last year.

Jim Excell, President and Chief Executive Officer had the following comments: “While our first quarter production results were lower than the same period last year, this was not unexpected. In addition to planned maintenance, we also experienced unscheduled maintenance. The decrease in production over the first quarter of 2007 primarily reflects our mine plan, which anticipated processing lower grade ore from the open pit. This portion of the pit has now been mined out and we are now mining from a higher grade area of the open pit where we expect to remain for the balance of the year.”

The Company reaffirmed production guidance of 300,000 ounces of palladium for 2008, an increase of approximately 5% over 2007. The proportion of by-product metals produced is, in aggregate, expected to increase in tandem with palladium production.

	First Quarter
	2008	2007
Palladium
Ore Milled (tonnes)	1,136,568	1,288,540
Ore Milled (tpd)	12,490	14,317
Head Grade (g/t)	2.20	2.48
Recovery (%)	76.0	76.6
Mill Availability (%)	89.5	94.5
Production (oz)	61,091	78,805
By-Product Metals
Platinum (oz)	5,029	6,862
Gold (oz)	4,405	4,890
Nickel (lbs)	759,713	812,385
Copper (lbs)	1,343,033	1,370,113

North American Palladium has not hedged any of its current or future production.

About North American Palladium

North American Palladium is one of North America’s largest producers of palladium. The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals. The Company is actively progressing its three advanced exploration projects: the Offset High Grade Zone at its Lac des Iles Mine, the Shebandowan West Project, located approximately 100 kilometres from the mine, and the Arctic Platinum Project in Finland. Please visit www.napalladium.com for more information.

For further information please contact:

Jim Excell
President and Chief Executive Officer
Tel:	(416) 360-7971 Ext. 223
Email:	jexcell@napalladium.com

Linda Armstrong
Director, Investor Relations
Tel:	(416) 360-7971 Ext. 226
Email:	larmstrong@napalladium.com

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company’s underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.